VISIONWAVE HOLDINGS CORP.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

April 18, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	VisionWave Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-4 Filed April 7, 2025
File No. 333-284472

Dear Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated April 3, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-4/A submitted April 7, 2025 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 3 to Form S-4

Business of Target, page 170

1.	We note your disclosure that "To mitigate a potential situation...[Target] transferred...9,735,888 AVAI shares back to its transfer agent as a book entry as those shares are designated for sale per the Target intentions, but not liquidate. Target is in active in negotiation to sell the remaining AVAI shares in a fire sale." Please revise to clarify what is meant by Target's intent to sell but not liquidate and to provide a more complete discussion regarding the definition of fire sale in this context. In addition, quantify the current value and, to the extent known, the expected value that will be derived from the "fire sale." Finally, clarify what potential situation Target is attempting to mitigate with these transactions.

Response

We have revised the disclosure to state that:

●	Target has sold 264,112 AVAI shares through March 7, 2025 generating net proceeds of $137,049 which proceeds were used for working capital.

●	Target initially intended to hold the AVAI shares as a long-term investment in its strategic relationship. However, in an abundance of caution, Target is re-evaluating the AVAI investment due to concerns that retaining a large, illiquid investment could raise regulatory questions regarding classification under the Investment Company Act of 1940, which the Company seeks to avoid. As such, Target is evaluating the potential sale of the AVAI shares in a private sale.

●	As of April 14, 2025, the closing price was $0.45 per share and the Target continues to hold 9,735,888 AVAI Shares.

●	Target is unable to quantify the expected value of the sale of the AVAI shares.

Please note that we have removed reference to the term “fire sale” as this did not accurately reflect Target’s position with respect to the AVAI Shares. Specifically, Target intends to hold the AVAI Shares although it is evaluating the potential sale of the AVAI Shares. Due to the illiquid nature of the AVAI Shares it is unable to determine the value, if any, it would receive from any potential sale.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,
/s/ Douglas Davis
Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq. Robert Yaspan, Esq.